

April 4, 2013

Via E-mail
Mr. Robert H. Bateman
Senior Vice President and Controller
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re:       **The Hartford Financial Services Group, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2012**
**Filed March 1, 2013**
**Form 10-Q/A for the Quarterly Period Ended September 30, 2012**
**Filed March 1, 2013**
**File No. 001-13958**

Dear Mr. Bateman:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal year Ended December 31, 2012

General

1.  Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Outlooks, page 3

2. In the last paragraph of your overview discussion on page 39 you indicate that a sustained low interest rate environment would result in lower net investment income, lower estimated gross profits on certain Talcott Resolution products and lower margins. In the first paragraph on page 74 you state that your expectation in 2013, based on the current interest rate and credit environment, is that the portfolio yield will decline slightly as a result of reinvestment rates that are lower than the yield on maturing securities as well as the impact of the sales of the Retirement Plans and Individual Life businesses and, to mitigate the effect, you have increased your investment in certain higher yielding asset classes, such as commercial whole loans and a modest amount of emerging markets and high-yield securities. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please provide disclosure to be provided in future periodic reports that include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates.

Property and Casualty Commercial
Year ended December 31, 2012 compared to the year ended December 31, 2011, page 77

3. Regarding your catastrophe losses, please provide disclosure to be provided in future periodic reports that separately quantifies the amount of catastrophe losses for each significant catastrophe. This applies to your Consumer Market disclosure for catastrophes as well.

Enterprise Risk Management
Municipal Bonds, page 117

4. You have investments of $14.4 billion in fixed maturity securities invested in obligations of states, municipalities and political subdivisions that comprised 11% of your investment portfolio at December 31, 2012. Please provide disclosure to be provided in future periodic reports that discloses the amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds and, for special revenue bonds, the nature of the revenue source. In this regard, it is apparent from your disclosure that you hold primarily general obligation bonds, but it is unclear whether you have material holdings of special revenue bonds.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies
Deferred Policy Acquisition Costs and Present Value of Future Profits, page F-16

5. You disclose that deferred acquisition costs represent costs that are directly related to the successful acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. Please provide disclosure to be provided in future periodic reports that describes the type of acquisition costs capitalized as required by ASC 944-30-50-1a as amended by ASU 2010-26.

Note 16. Equity
Statutory Results, page F-84

6. Please provide us proposed disclosure to be included in future filings to address the following:
   - Please clarify whether the information presented in the second table on page F-84 represents statutory capital and surplus as required by ASC 944-505-50-1a or whether it is limited to just statutory surplus. Based on the disclosure on page 131 it appears that it may indeed represent statutory capital and surplus, but it seems you may use the terms interchangeably.
   - Although you disclose that all of your insurance subsidiaries met their minimum statutory capital and surplus requirements, the magnitude of the excess is unclear. Please disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
   - Please provide the disclosures required under ASC 944-505-50-3 through 50-6 or separately represent to us that you do not meet the criteria in ASC 944-505-50-2.

Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Note 18. Restatement, page 70

7. You state that you identified that certain reinsurance recoverable balances associated with the sale of your Individual Life Insurance business was incorrectly omitted in determining the estimated gain or loss on disposition. In order to gain a better understanding of the restatement, please provide us the following information:
   - The nature and amount of "certain reinsurance recoverable balances" that were omitted and an explanation of any extenuating circumstances explaining why they were originally omitted;
   - A listing of the net assets of the Individual Life insurance business, excluding the omitted reinsurance recoverable balances, as of September 30, 2012 used to estimate the gain initially anticipated upon the disposal of this business incorporated in your pro forma financial information included as Exhibit 99.2 to your Form 8-K filed

January 2, 2013. Also, reconcile this listing of the net assets to the table included as footnote 7 to your pro forma balance sheet summarizing the pro form gain on disposal;

- A revised table from footnote 7 of the pro forma balance sheet identified in the preceding bullet incorporating the omitted reinsurance recoverable balances as of September 30, 2013;

- Confirmation that there were no omitted reinsurance recoverable balances associated with the disposal of your Retirement Plans business also addressed in your Form 8-K filed January 2, 2013 and a discussion as to whether there were similar balances as those omitted from your Individual Life business initial computations; and

- Discussion as to why the goodwill impairment and premium deficiency you now reflect in the third quarter of 2012 should not properly be reflected in an early period. As you disclose on page F-65 and elsewhere that you performed interim goodwill impairment analyses during each of the first three quarters of 2012, please tell us what was substantially different about the terms of the reinsurance arrangement with The Prudential Insurance Company of America as compared to the estimates applied in your impairment tests during the first and second quarters of 2012. Tell us why your apparent understatement of the net assets of the Individual Life business in your initial goodwill impairment test at September 30, 2012 was not also made in your tests for the first two quarters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551- 3873 or Jennifer Riegel, Legal Reviewer, at (202) 551-3575 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant